Exhibit 99-1

The Common Stock of BioPharmX Corp. reported in Table 1 of the attached Form 3 is beneficially owned by Franklin Biotechnology Discovery Fund, a series of Franklin Strategic Series, an investment company registered under the Investment Company Act of 1940, that has an interest in 1,600,000 shares of such Common Stock , and Franklin Templeton Investment Funds- Franklin Biotechnology Discovery Fund, a SICAV incorporated in Luxembourg, that has an interest in 2,500,000 shares of such Common Stock.  Each of these funds (collectively, the “Clients”) is an investment advisory client of Franklin Advisers, Inc. (FAV), a wholly-owned subsidiary of Franklin Resources, Inc. (FRI).  FAV may be deemed to beneficially own the Common Stock for purposes of Rule 13d-3, and accordingly for purposes of section 16(a), under the Securities Exchange Act of 1934, as amended (the Act), in its capacity as the investment adviser to the Clients pursuant to investment management contracts that grant investment and/or voting power to FAV.  When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

Beneficial ownership by FRI, FAV and their affiliates is reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by Franklin Mutual Advisers, LLC (FMA), an indirect wholly owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, FRI affiliates). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Sections 13 and 16 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the Principal Shareholders) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed  to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Common Stock.  In addition, the filing of this Form 3 on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Common Stock.

FRI, the Principal Shareholders, and FAV believe that they are not a group within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Common Stock held by any of them or by any persons or entities for whom or for which FAV provides investment management services.